May 2, 1997

Securities and Exchange Commission
Office of Insurance Products
Division of Investment Management
450 Fifth Street, N.W.
Washington, DC  20549

     RE: Application to Withdraw Registration Statement - Rule 477 Preferred Life Insurance Company of New York - Preferred Life Variable Account C
          File No. 33-75890
          --------------------------------------------------------------

Dear Sir/Madam:

     This request is made on behalf of Preferred Life Insurance Company of New York (the "Company"). The Company registered a variable annuity contract issued through its existing registered separate account (Preferred Life Variable Account C, File No. 811-5716) on Form N-4 - File No. 33-75890. The Company never offered the Contract for sale and therefore there are no contract owners. The Company wishes to withdraw the registration statement on Form N-4. The separate account will remain registered in that other contracts are currently offered through such separate account.

     The Company hereby applies to deregister the Form N-4 Registration Statement (File No. 33-75890) pursuant to Rule 477 under the Securities Act of 1933.

     Please contact the undersigned with any questions or comments concerning the above.

Sincerely,

BLAZZARD,  GRODD  &  HASENAUER,  P.C.


     /S/  LYNN  KORMAN  STONE
By: __________________________________
          Lynn  Korman  Stone


cc: Kevin  Kirchoff
    Branch  Chief